SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Convocation Notice for the 120th Ordinary General Meeting of Shareholders (Wednesday, June 2, 2010)

(Translation)

To: Shareholders	June 2, 2010

CONVOCATION NOTICE FOR

THE 120th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 120th Ordinary General Meeting of Shareholders of Kubota Corporation will be held as described hereunder. Your attendance is respectfully requested.

Date and Time:	10:00 a.m. on Friday, June 18, 2010
Place:	Convention Hall of Kubota Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku Osaka, Japan

Matters for which the meeting is held:

Matters to be reported:

1.	Business report for the 120th period, the consolidated financial statements and the non-consolidated financial statements for the 120th period (from April 1, 2009 to March 31, 2010)

2.	The results of the audits of the consolidated financial statements by the Independent Auditors and by the Board of Corporate Auditors

Matters requiring resolutions:

1st Subject for Discussion:

Matters concerning election of 8 Directors

2nd Subject for Discussion:

Matters concerning bonus payments for Directors

If you are unable to attend the meeting, the Company cordially requests that you study the referential materials annexed hereto, indicate your approval or disapproval of the proposals on the enclosed form of the voting exercise card with your signature thereon and return it to us.

When you attend the meeting, please present the enclosed form of the voting exercise card at the reception desk of the meeting. Early arrival will be recommended because the reception desk will be crowded at the opening time of the meeting.

If the Company amends the referential materials for the matters to be reported, the Company will release amendments of them on its website. URL; http://www.kubota.co.jp/ir/english/sh_info/convocation/index_open.html

Yours very truly,

Yasuo Masumoto
Representative Director, President & CEO
KUBOTA CORPORATION
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku Osaka, 556-8601 JAPAN

REFERENTIAL MATERIALS FOR EXERCISE OF VOTING RIGHTS

1. Subjects for discussion and referential materials

1st Subject for discussion:

Matters concerning election of 8 Directors

The term of office of all 8 Directors of Kubota Corporation will expire at the conclusion of the 120th Ordinary General Meeting of Shareholders. Among the 8 candidates for Directors, Messrs. Yuzuru Mizuno and Kan Trakulhoon are candidates for outside Directors.

The candidates for Directors are as follows:

	Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including important concurrent offices)
1	Yasuo Masumoto	38,000 Shares	Representative Director, President & CEO of Kubota Corporation
(April 21, 1947)
			January 2009;	Representative Director, President & CEO of Kubota Corporation (to present)

			April 2008;	Executive Vice President and Director of Kubota Corporation

			April 2007;	In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office, General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

			April, 2006;	Executive Managing Director of Kubota Corporation

			April 2005;	Deputy General Manager of Industrial & Material Systems Consolidated Division

			January 2005;	In charge of Quality Assurance & Manufacturing Promotion Dept.

			June 2004;	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division

			April 2004;	Managing Director of Kubota Corporation, In charge of Manufacturing Planning & Promotion Dept.

			April 2003;	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division

			June 2002;	Director of Kubota Corporation

			October 2001;	General Manager of Farm Machinery Division

			April 1971;	Joined Kubota Corporation

2	Daisuke Hatakake (June 29, 1941)	83,000 Shares	Chairman of the Board of Directors of Kubota Corporation
			June 2009;	Chairman of the Board of Directors of Kubota Corporation (to present)

			January 2009;	Representative Director, Chairman of the Board of Directors of Kubota Corporation

			April 2003;	President and Representative Director of Kubota Corporation

			June 2002;	General Manager of Corporate Compliance Headquarters

			June 2001;	Managing Director of Kubota Corporation, In charge of Corporate Planning & Control Dept., Finance & Accounting Dept., Corporate Information Systems Planning Dept. (assistant)

			August 2000;	In charge of PV Business Planning & Promotion Dept.

			June 2000;	In charge of Compliance Auditing Dept., Business Alliance Dept. (assistant), Corporate Information Systems Planning Dept. (assistant), General Manager of Corporate Planning & Control Dept.

			June 1999;	Director of Kubota Corporation

			December 1998;	General Manager of Corporate Planning & Control Dept.

			April 1964;	Joined Kubota Corporation

3	Moriya Hayashi (May 7, 1944)	42,000 Shares	Vice Chairman of the Board of Directors of Kubota Corporation
			January 2009;	Vice Chairman of the Board of Directors of Kubota Corporation (to present)

			April 2006;	Executive Vice President and Representative Director of Kubota Corporation

			April 2004;	General Manager of Farm & Industrial Machinery Consolidated Division

			April 2004;	Executive Managing Director of Kubota Corporation

			April 2003;	Managing Director of Kubota Corporation, General Manager of Tractor Division

			January 2002;	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

			October 2001;	Deputy General Manager of Tractor Division

			June 2001;	Director of Kubota Corporation

			June 1999;	President of Kubota Tractor Corporation

			April 1969;	Joined Kubota Corporation

4	Hirokazu Nara (October 2, 1948)	26,000 Shares	Representative Director and Senior Managing Executive Officer of Kubota Corporation, General Manager of Water & Environment Systems Consolidated Division

			April 2009;	General Manager of Water & Environment Systems Consolidated Division (to present)

			April 2009;	Representative Director and Senior Managing Executive Officer of Kubota Corporation (to present)

			April 2007;	In charge of Corporate Staff Section (assistant)

			April 2007;	Managing Director of Kubota Corporation

			October 2005;	In charge of Corporate Planning & Control Dept.

			June 2005;	In charge of Air Condition Equipment Division, Septic Tanks Division, Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., Finance & Accounting Dept. General Manager of Corporate Planning & Control Dept.

			June 2005;	Director of Kubota Corporation,

			April 2005;	In charge of Air Condition Equipment Division (assistant), Septic Tanks Division (assistant), Housing & Building Materials Business Coordination Dept. (assistant), PV Business Planning & Promotion Dept. (assistant), Finance & Accounting Dept. (assistant) and General Manager of Corporate Planning & Control Dept.

			April 2003;	General Manager of Corporate Planning & Control Dept.

			April 1971;	Joined Kubota Corporation

5	Tetsuji Tomita (March 6, 1950)	20,000 Shares	Representative Director and Senior Managing Executive Officer of Kubota Corporation, General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

			April 2009;	Representative Director and Senior Managing Executive Officer of Kubota Corporation (to present)

			January 2009;	General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division (to present)

			April 2008;	Managing Director of Kubota Corporation

			June 2005;	Director of Kubota Corporation

			April 2004;	President of Kubota Tractor Corporation

			April 1973;	Joined Kubota Corporation

6	Satoru Sakamoto (July 18, 1952)	16,000 Shares	Director and Executive Managing Officer of Kubota Corporation, In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

			April 2009;	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept. (to present)

			April 2009;	Director and Executive Managing Officer of Kubota Corporation (to present)

			June 2006;	Director of Kubota Corporation

			April 2006;	General Manager of Air Condition Equipment Division and President of Kubota Air Conditioner, Ltd.

			October 2005;	Deputy General Manager of Air Condition Equipment Division and Director of Kubota Air Conditioner, Ltd.

			April 2003;	General Manager of Planning Dept. in Ductile Iron Pipe Division

			April 1976;	Joined Kubota Corporation

7	Yuzuru Mizuno (January 21, 1948)	15,000 Shares	Director of Kubota Corporation, Executive Vice President of Matsushita Real Estate Co., Ltd.

			June 2009;	Director of Kubota Corporation (to present)

			July 2008:	Executive Vice President of Matsushita Real Estate Co., Ltd. (to present)

			June 2005:	Corporate Auditor of Kubota Corporation

			July 2004:	Executive Director of Matsushita Electric Industrial Co., Ltd., In charge of Corporate Finance & Investor Relations

			February 2004:	Director (non full-time) of Nippon Otis Elevator Company

			October 2000:	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.

			October 2000:	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.

			June 1998:	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.

			December 1995:	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.

			April 1970:	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

8	Kan Trakulhoon (May 15, 1955)	0 Shares	Director of Kubota Corporation, President and CEO, Siam Cement Group (SCG)
			June 2009;	Director of Kubota Corporation (to present)

			January 2006:	President and CEO, Siam Cement Group (SCG) (to present)

			July 2004:	Executive Vice President of The Siam Cement Plc.

			January 2003:	Vice President of The Siam Cement Plc.

			January 1999:	President of Cementhai Ceramics Co., Ltd.

			June 1977:	Joined The Siam Cement Plc.

Notes:

1.	No conflict of interest exists between Kubota Corporation and the above candidates for Directors.

2.	Mr. Yuzuru Mizuno is a candidate for outside Director and has adequate experience and considerable insight as a professional in corporate accounting, finance and overseas business operations for a long time. In addition, he had assumed office as a Corporate Auditor of Kubota Corporation for four years. Kubota Corporation considers that he could give advice on corporate management and strategy from a wide-ranging viewpoint and experience.

He has assumed office as an outside Director for one year at the end of the 120th ordinary general meeting of shareholders.

3.	Mr. Kan Trakulhoon is a candidate for outside Director and has adequate experience and considerable insight as executive management of Siam Cement Group (SCG), flagship conglomerate in Thailand. Kubota Corporation considers that he could give advice on corporate management and strategy, including overseas business expansion, from a wide-ranging viewpoint and experience.

SCG, of which Mr. Kan Trakulhoon is assuming office as President, is a partner of two subsidiaries in Thailand, namely The Siam Kubota Industry Co., Ltd. and Siam Kubota Tractors Co., Ltd.

He has assumed office as an outside Director for one year at the end of the 120th ordinary general meeting of shareholders.

2nd Subject for discussion:

Matters concerning bonus payments for Directors

Kubota Corporation will pay Directors’ bonuses (¥46.7 million) for 6 Directors (excluding outside Directors) at the end of the fiscal year ended March 31, 2010, in consideration of results of operations for the fiscal year ended March 31, 2010.

Kubota Corporation asks shareholders to entrust the amount of bonuses for each Director to the Board of Directors.

End of documents

REFERENTIAL MATERIALS FOR THE MATTERS TO BE REPORTED

Business Report for the 120th Period

(from April 1, 2009 to March 31, 2010)

I. Item of Overview of Operations

(1) Review of Operations

1) General Condition of Kubota Corporation and its subsidiaries

For the year ended March 31, 2010, revenues and profit of Kubota Corporation and subsidiaries (hereinafter, the “Company”) substantially decreased from the prior year affected by severe global economic slowdown and stronger yen than the prior year. The business in Asia outside Japan expanded on the background of steady expansion of agricultural machinery markets. However, business in North America and Europe was in severe operating climate due to sluggish demand. Domestic business was dull as a whole due to shrinkage of demand affected by sluggish economy and ongoing deflation.

For the year ended March 31, 2010, revenues of the Company decreased ¥176.8 billion (16.0%), to ¥930.6 billion from the prior year. Although revenues in Asia outside Japan increased, revenues in North America, Europe and Japan decreased. The ratio of overseas revenues to consolidated revenues was 46.1%, decreased 4.3 % from the prior year.

Operating income decreased ¥33.1 billion (32.2%), to ¥69.7 billion from the prior year. Operating income in Farm & Industrial Machinery substantially decreased due to declined revenues in North America and Europe, and the appreciation of the yen. On the other hand, operating income in Water & Environment Systems sharply increased due to price declines of raw materials and absent of recorded losses related to the Anti-Monopoly Law in the prior year. Operating income in Social Infrastructure largely decreased affected by decreased capital spending, while operating income in Other increased.

Income before income taxes and equity in net income of affiliated companies decreased ¥9.8 billion (11.7%), to ¥73.5 billion. Other income (expenses) improved due to turn from foreign exchange loss into foreign exchange gain and a decrease in valuation loss on other investment, while operating income decreased. Income taxes were ¥26.0 billion (representing an effective tax rate of 35.4%), and equity in net income of affiliated companies was ¥0.4 billion. Accordingly, net income decreased ¥6.8 billion (12.5%), to ¥47.9 billion. After deducting ¥5.6 billion of net income attributable to the noncontrolling interests, net income attributable to Kubota Corporation was ¥42.3 billion, ¥5.7 billion (11.9%) lower than the corresponding period in the prior year.

2) Review of Operations by Reporting Segments

(a) Farm & Industrial Machinery

Revenues in Farm & Industrial Machinery were ¥616.7 billion, 18.3 % lower than the prior year, comprising 66.2 % of consolidated revenues. Domestic revenues decreased 2.3%, to ¥229.6 billion, and overseas revenues decreased 25.5%, to ¥387.1 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, demand for farm equipment in the first half of the year under review was sluggish on the background of decreased off-farm income resulting from economic slump and uncertainty over the agricultural policy of government. On the other hand, demand for farm equipment in the latter half of the year under review was brisk due to implementation of governmental subsidy for leasing agricultural machinery. On the other contrary, market condition of construction machinery remained severe with lack of recovery of investment in construction. In this circumstance, the Company actively introduced new products and implemented promotional sales activity, and sales of tractors and farm machinery increased. However, sales of engine and construction machinery decreased substantially.

In overseas markets, sales of tractors largely decreased. In Asia outside Japan, although tractor sales were steady in terms of quantity, sales of tractors decreased affected by the appreciation of the yen. Moreover, sales of tractors in North America and Europe decreased substantially due to a stagnation of the markets and the appreciation of the yen. Sales of construction machinery and engines decreased substantially owing to sharp decline of demand in North America and Europe. On the other hand, sales of combine harvesters and rice transplanters increased owing to significant increase in sales in China and Thailand.

(b) Water & Environment Systems

Revenues in Water & Environment Systems decreased 4.8%, to ¥222.9 billion from the prior year, comprising 24.0 % of consolidated revenues. Domestic revenues decreased 9.0%, to ¥198.1 billion, and overseas revenues increased 49.1%, to ¥24.9 billion. This segment comprises pipe-related products (ductile iron pipes, plastic pipes, valves, and other products) and environment-related products (environmental control plants, pumps and other products).

In the domestic market, sales of pipe-related products such as ductile iron pipes and plastic pipes decreased due to shrinkage of public investments and sluggish demand in housing market. Sales of environment-related products also decreased from the prior year mainly due to decrease in sales of waste engineering products.

In overseas markets, export sales of ductile iron pipes to the Middle East favorably increased and sales of valves and pumps also increased steadily.

(c) Social Infrastructure

Revenues in Social Infrastructure decreased 26.8%, to ¥63.3 billion from the prior year, comprising 6.8 % of consolidated revenues. Domestic revenues decreased 28.3%, to ¥47.0 billion, and overseas revenues decreased 22.1%, to ¥16.3 billion. This segment consists of industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery, and air-conditioning equipment.

In the domestic market, sales of all products in this segment, primarily industrial castings and spiral welded steel pipes, decreased affected by substantial declines in capital spending. In overseas markets, sales of industrial castings largely decreased.

(d) Other

Revenues in Other decreased 14.3%, to ¥27.7 billion from the prior year, comprising 3.0 % of consolidated revenues. Domestic revenues decreased 12.7%, to ¥26.9 billion, and overseas revenues decreased 47.9%, to ¥0.8 billion. This segment comprises construction, services and other businesses.

Sales of construction decreased due to sluggish investment in construction and sales in other businesses in this segment largely decreased.

[The Company adopted the FASB Accounting Standards Codification (ASC) 810, “Consolidation”. Upon this adoption, “Net income” presented in the consolidated financial statements until the year ended March 31, 2009 was renamed “Net income attributable to Kubota Corporation” to conform to ASC 810.

The Company adopted ASC 280, “Segments Reporting”. Upon this adoption, the Company reclassified its reporting segments from previously classified segments of Internal Combustion Engine and Machinery; Pipes, Valves, and Industrial Castings; Environmental Engineering; and Other to Farm & Industrial Machinery; Water & Environment Systems; Social Infrastructure; and Other.]

Revenues by Reporting Segment

	Revenues (in billions of yen*)	Percentage Change	Percentage of total Revenues
Farm & Industrial Machinery	616.7	(18.3)%	66.2%
Water & Environment Systems	222.9	(4.8)	24.0
Social Infrastructure	63.3	(26.8)	6.8
Other	27.7	(14.3)	3.0

Total	930.6	(16.0)	100.0

(*)	The amounts have been rounded off to the nearest ¥0.1 billion.

3) Capital Expenditures

The Company made capital expenditures totaling ¥26.0 billion during the fiscal year under review, including investments for information technology and sales expansions.

4) Financing

Funds for capital expenditures were obtained mainly from the Company’s internal resources. On the other hand, funds for an increase in finance receivables were obtained mainly from borrowings.

(2) Priority Policies

The Company will implement the following measures in order to achieve medium- to long-term growth amid the difficult business environment.

(1) Management Emphasizing the Front-line of Business with Focus on technology and manufacturing Capabilities

Bolstering the capabilities for developing technologies and manufacturing proficiency that are fundamental aspects of a manufacturer is essential to prevail against increasingly fierce global competition. The Company will identify the types of technologies it should possess from a medium- to long-term standpoint, and put in place structures that will provide the proper framework for manufacturing to promote globalization. Through this effort, the Company will implement management emphasizing the front-lines of business with focus on technology and manufacturing capabilities.

(2) Enhancement of CSR Management

The sustainable growth and development of the Company requires not only continual improvements to earning capacity but also ceaseless contributions to the development of society and conservation of the global environment. From this standpoint, the Company is implementing the following measures to further strengthen its CSR management.

•

Through such actions as implementing measures to counter global warming, giving greater consideration to recycling of resources, and developing products and technologies that help conserve the environment, the Company will raise the level of its environmental protection activities, and bolster measures to reduce the load on the global environment.

•

To adapt to the rapid globalization of business and other developments, the Company will pursue “diversity management,” and proactively utilize a wide range of human resources varying in such aspects as gender, age and nationality.

•

The Company will conduct assiduous risk management for financial reporting, quality control, environmental conservation, fair trade, compliance, and other functions that are a fundamental part of corporate activity, and will improve the quality of operational processes through the establishment and strengthening of internal controls.

(3) Improvement of Capabilities to Respond to Fluctuations in the Global Economy

With the rapid growth of its overseas business, the impact on the Company resulting from trends in the global economy, fluctuations in exchange rates, and other factors has become exceedingly large. Establishing a business structure that will allow for a flexible and rapid response to changes in the global business environment has become an important issue for the Company.

Expansion of overseas production and the appropriate placement of production facilities are necessary to strengthen the Company’s ability to respond to fluctuations in the global economy. The Company have already proactively established new production facilities and expanded existing plants mainly in Southeast Asia, and going forward will pursue a program for optimal placement of production facilities on a worldwide scale. The Company will also actively work to strengthen ties between production facilities, and standardize production methods and other aspects of manufacturing.

Globalization of procurement is another important measure in terms of lessening the impact from fluctuations in exchange rates, and strengthening competitiveness. There is still ample room for expansion of global purchasing. The Company will pursue optimization of purchasing together with the optimization of production.

Thorough cost reduction is essential to secure profit in a business environment where expanding sales is difficult. The Company will continue to move forward, with nothing sacred, in implementing its systematic and comprehensive cost reduction program.

(4) Acceleration of Globalization

The Company will continue to devote management resources to its overseas business operations and accelerate their expansion particularly in Asia outside Japan.

Specifically, the Company will utilize the products and technologies of the Water & Environment Systems segment in a comprehensive manner in pursuit of overseas business development. The global market for water and the environmental businesses is expected to grow considerably, and is forecast to expand particularly rapidly in China and other areas of Asia outside Japan. The Company will work with passion and spirit to develop new markets without falling behind the pace of market growth.

In the Farm & Industrial Machinery segment, the Company will focus on expansion in the Asian farm equipment business outside Japan, which has considerable growth potential. The Company will dynamically implement a range of measures to expand sales regions, enhance sales networks, diversify its product lineup, and increase local production. The Company will also establish the Kubota brand as the leading manufacturer of agricultural machinery in the Asian market, and aim to be a corporation that contributes to the resolution of food problems in Asia outside Japan.

(5) Issues upon which the Company should Implement Countermeasures

(Actions for the health hazard of asbestos)

The Company will continuously cope with this issue faithfully from the view point of Corporate Social Responsibility as one of manufacturers that once manufactured asbestos-containing products.

Initiatives to date

•	Relief payment

Kubota Corporation has established “Relief Payment System for the Asbestos-Related Patients and the Family Members of the Deceased near the Former Kanzaki Plant” on April 17, 2006 and paid the relief payments to 191 parties up to March 31, 2010.

•	Actions for Medical support for asbestos-related diseases

The Company has paid contributions to Hyogo College of Medicine and Osaka Medical Center for Cancer and Cardiovascular Diseases for the purpose of medical treatment and research of asbestos-related diseases, which was allocated for the fiscal year ended March 31, 2010.

The global economy appears to have emerged from its crisis situation, but as the recovery remains weak, a strong sense of uncertainty persists regarding the future. The Company, amid this difficult business environment, will steadily implement the measures outlined above in order to seek long-term growth and development, and an increase in its enterprise value.

We thank all its shareholders for their continued support.

(3) The financial position and the results of operations

1) Consolidated Financial Summary

Year (Period)	Year ended March 31, 2007 (117th)	Year ended March 31, 2008 (118th)	Year ended March 31, 2009 (119th)	Year ended March 31, 2010 (120th)
Revenues (in billions of yen)	1,127.5	1,154.6	1,107.5	930.6
Operating income (in billions of yen)	130.3	136.9	102.8	69.7
Income before income taxes and equity in net income of affiliated companies (in billions of yen)	131.6	122.6	83.3	73.5
Net income attributable to Kubota Corporation (in billions of yen)	76.5	68.0	48.1	42.3
Net income attributable to Kubota Corporation per common share (in yen) (Basic)	59.01	52.80	37.68	33.28
Total assets (in billions of yen)	1,502.5	1,464.3	1,385.8	1,409.0
Equity (in billions of yen)	695.7	691.3	616.2	671.6
Kubota Corporation shareholders’ equity (in billions of yen)	659.6	648.1	578.3	626.4
Kubota Corporation shareholders’ equity per common share (in yen)	510.75	506.09	454.60	492.51

Notes:

1.	The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

2.	From the fiscal year ended March 31, 2010, the Company adopted ASC 810, “Consolidation”. Upon the adoption of ASC 810, the company changed the name of “Net income” to “Net income attributable to Kubota Corporation”. Amounts in the prior consolidated financial statements have been reclassified or adjusted to conform to the current presentation.

3.	Net income attributable to Kubota Corporation per common share is calculated based on the weighted average number of outstanding common shares for the period. Shareholders’ equity per common share is calculated based on the number of outstanding common shares at the end of the period. These per common share amounts have been calculated after deducting the number of shares of treasury stock.

4.	Kubota Corporation shareholders’ equity per common share is calculated based on total amount of Kubota Corporation shareholders’ equity in consolidated balance sheets.

5.	The amounts have been rounded off to the nearest ¥0.1 billion except per common share amounts and per common share amounts have been rounded off to the nearest Yen.

2) Financial Summary (Non-consolidated)

Year (Period)	Year ended March 31, 2007 (117th)	Year ended March 31, 2008 (118th)	Year ended March 31, 2009 (119th)	Year ended March 31, 2010 (120th)
Net sales (in billions of yen)	694.9	685.4	643.0	540.4
Operating income (in billions of yen)	72.5	61.9	27.8	25.6
Ordinary income (in billions of yen)	78.6	64.3	25.6	37.4
Net income (in billions of yen)	43.3	32.9	3.8	29.2
Net income per common share (in yen) (Basic)	33.46	25.53	3.01	23.02
Total assets (in billions of yen)	906.9	814.8	736.4	744.1
Net assets (in billions of yen)	492.3	459.9	409.0	432.0
Net assets per common share (in yen)	381.12	359.06	321.47	339.59

Notes:

1.	Net income per common share is calculated based on the weighted average number of outstanding common shares for the period. Net assets per common share are calculated based on the number of outstanding common shares at the end of the period. These per common share amounts have been calculated after deducting the number of shares of treasury stock.

2.	The amounts have been rounded down to the nearest ¥0.1 billion except per common share amounts and per common share amounts have been rounded down to the nearest Yen.

(4) Main Subsidiaries and Affiliated Companies (As of March 31, 2010)

Name		Issued capital	Percentage of voting shares		Major operations

(Subsidiaries)
1	Kubota Credit Co., Ltd.	¥0.3 billion	66.8 [15.1	]	Retail financing to purchasers of farm equipment, construction machinery and related products in Japan

2	Kubota-C.I. Co., Ltd.	¥3.0 billion	70.0		Manufacturing and sales of plastic pipes and fittings

3	Kubota U.S.A., Inc.	US$167 million	100.0		Administration of subsidiaries in the U.S.A.

4	Kubota Tractor Corporation	US$37 million	90.0 [90.0	]	Sales of tractors, small-sized construction machinery and related products in the U.S.A.

5	Kubota Credit Corporation	US$8 million	100.0 [90.0	]	Retail financing to purchasers of tractors, construction machinery and related products in the U.S.A.

6	Kubota Manufacturing of America Corporation	US$10 million	100.0 [100.0	]	Manufacturing and sales of small-sized tractors, lawn mowers and utility vehicles

7	Kubota Industrial Equipment Corporation	US$20 million	100.0 [100.0	]	Manufacturing and sales of implements for tractors

8	Kubota Engine America Corporation	US$10 million	90.0 [90.0	]	Sales, engineering and after-sales service of engines, engine parts and engine accessories

9	Kubota Canada Ltd.	Can$6 million	80.0		Sales of tractors, engines, small-sized construction machinery and other machinery in Canada

10	Kubota Metal Corporation	Can$15 million	100.0		Manufacturing and sales of cast steel products in North America, mainly in Canada

11	Kubota Europe S.A.S.	EUR11 million	73.8		Sales of tractors, engines and small-sized construction machinery in Europe, mainly in France

12	Kubota Baumaschinen GmbH	EUR14 million	100.0		Manufacturing and sales of small-sized construction machinery in Europe, mainly in Germany

13	Kubota (Deutschland) GmbH	EUR3 million	80.0		Sales of tractors, tillers, engines and other machinery in Germany

14	Kubota (U.K.) Limited	£2 million	60.0		Sales of tractors, tillers, engines, small-sized construction machinery and other machinery in the U.K. and Ireland

15	Kubota Agricultural Machinery (Suzhou) Co., Ltd.	RMB 170 million	90.0		Manufacturing and sales of combine harvesters and rice transplanters and parts in China

16	The Siam Kubota Industry Co., Ltd.	333 million bahts	60.0		Manufacturing and sales of diesel engines and power tillers, and sales of tractors and other machinery in Southeast Asia, mainly in Thailand

17	Siam Kubota Tractor Co., Ltd.	2,110 million bahts	60.0		Manufacturing and sales of tractors and combine harvesters in Thailand

(Affiliated Company)

1	Kubota Matsushitadenko Exterior Works Co., Ltd.	¥8.0 billion	50.0		Manufacturing and sales of roofing and siding materials

Notes:

1.	Figures inside [ ] represents ratio of indirect holding shares to total shares of each subsidiary, which is included in total percentage of voting shares described above [ ].
2.	The number of subsidiaries for the year under review is 105 (including above 17 companies), a decrease of 6 companies from the prior year. The number of affiliated companies for the year under review is 19 (including above one company), a decrease of 4 companies from the prior year.
3.	Consolidated financial results of fiscal year ended March 31, 2010 are described in “I. Item of Overview of Operations, (1) Review of Operations”.

(5) Main Line of Business (As of March 31, 2010)

The Company is conducting its businesses in four fields: “Farm & Industrial Machinery”, “Water & Environment Systems”, “Social Infrastructure” and “Other”.

Farm & Industrial Machinery

Farm equipment	Tractors, Tillers, Power tillers, Combine harvesters, Reaper binders, Harvesters, Rice transplanters

Ancillary tools and Implements for Agriculture	Implements, Attachments, Rice dryers, Mower, Vegetable production Equipment, Multipurpose warehouse, Rice mill, Electric scooter, Automatic rice cooker and other equipment for agricultural use

Farm facilities	Cooperative facilities for rice drying and rice seedling, Gardening facilities, Cooperative separating facilities for fruits and vegetables, Rice mill plant

Outdoor power equipment	Lawn and garden equipment, Lawn mower, Utility vehicle

Engines	Engines (for farming, construction, industrial machinery and generators)

Construction machinery	Mini excavators, Wheel loaders, Carriers, Tractor shovels, Welders, Generators and other construction machinery related products

Water & Environment Systems

Pipe-related products	Ductile iron pipes, Plastic pipes (Unplasticized polyvinyl chloride pipe, Polyethylene pipe, Plastic lining steel pipe, Fittings and accessories), Valves (for water supply and sewerage systems, etc.), Small scale hydraulic power generating facility, Cast-iron drainage pipe, Single stack drain fitting

Environment- related products	Waste water treatment equipments and plants, Water purification facilities, Sludge incineration and melting plants, Membrane Solutions (Submerged membrane systems for night-soil and wastewater purification, Membrane methane fermentation unit), Waste shredding, sorting and recycling plants, Waste incinerating and melting plants, Night-soil treatment plants, Pumps (Furnishing and commissioning of pumping equipment for water supply, sewerage, irrigation and various fields), Johkasou systems (Septic Tanks), Bathtubs

Social Infrastructure

Industrial castings	Reformer tubes, Hearth roll, G-Columns, G-Pile, Rolls for steel mills, Ceramics, TXAX (friction materials)

Steel pipes	Spiral welded steel pipes (Steel pipe pile, Steel pipe sheet pile)

Vending machines	Vending machines (for drinks, cigarettes and tickets)

Electronic equipped machinery	Scales, Weighing and measuring control system, CAD systems, Printing and vending machine for tickets

Air-conditioning equipment	Air-conditioning equipment

Other

Design and construction of water supply and sewerage systems, engineering works and architecture, Services, Roofing and siding materials

(6) Main domestic Offices and Factories (As of March 31, 2010)

	Name	Location
Offices

Head Office

Tokyo Head Office

Hokkaido Regional Office

Tohoku Regional Office

Chubu Regional Office

Chugoku Regional Office

Shikoku Regional Office

Kyusyu Regional Office

Hanshin Office

Okajima Business Center

Kyuhoji Business Center

Farm & Industrial Machinery Higashi-Nihon Office

Farm & Industrial Machinery Nishi-Nihon Office

Yokohama Branch

Osaka [Osaka]

Chuo-ku [Tokyo]

Sapporo [Hokkaido]

Sendai [Miyagi]

Nagoya [Aichi]

Hiroshima [Hiroshima]

Takamatsu [Kagawa]

Fukuoka [Fukuoka]

Amagasaki [Hyogo]

Osaka [Osaka]

Yao [Osaka]

Saitama [Saitama]

Amagasaki [Hyogo]

Yokohama [Kanagawa]

Plants	Hanshin Plant Keiyo Plant Hirakata Plant Shiga Plant Ryugasaki Plant Sakai Plant Utsunomiya Plant Tsukuba Plant Sakai-Rinkai Plant	Amagasaki [Hyogo] Funabashi and Ichikawa [Chiba] Hirakata [Osaka] Konan [Shiga] Ryugasaki [Ibaraki] Sakai [Osaka] Utsunomiya [Tochigi] Tsukubamirai [Ibaraki] Sakai [Osaka]

Main subsidiaries and affiliated companies (Location)

Farm & Industrial Machinery

28 domestic sales companies of farm equipment

Kubota Agri East Japan Corporation (Saitama, Japan)

Kubota Agri West Japan Corporation (Amagasaki, Japan)

Kubota Kenki Japan Corporation (Amagasaki, Japan)

Kubota Credit Co., Ltd. (Osaka, Japan)

Kubota Farm & Industrial Machinery Service Ltd. (Sakai, Japan)

Kubota U.S.A., Inc. (U.S.A.)

Kubota Tractor Corporation (U.S.A.)

Kubota Credit Corporation U.S.A. (U.S.A.)

Kubota Manufacturing of America Corporation (U.S.A.)

Kubota Industrial Equipment Corporation (U.S.A.)

Kubota Engine America Corporation (U.S.A.)

Kubota Canada Ltd. (Canada)

Kubota Europe S.A.S. (France)

Kubota Baumaschinen GmbH (Germany)

Kubota (Deutschland) GmbH (Germany)

Kubota (U.K.) Ltd. (U.K.)

Kubota Agricultural Machinery (Suzhou) Co., Ltd. (China)

The Siam Kubota Industry Co., Ltd. (Thailand)

Siam Kubota Tractor Co., Ltd. (Thailand)

Water & Environment Systems

Kubota-C.I. Co., Ltd. (Osaka, Japan) Nippon Plastic Industry Co., Ltd. (Komaki, Japan) Kubota Environmental Service Co., Ltd. (Taito-ku, Tokyo, Japan)

Social Infrastructure

Kubota Metal Corporation (Canada) Kubota Air Conditioner, Ltd. (Chuo-ku, Tokyo, Japan)

Other

Kubota Construction Co., Ltd. (Osaka, Japan) Kubota Matsushitadenko Exterior Works, Ltd. (Osaka, Japan)

(7) Employees (As of March 31, 2010)

	Number of employees	Change from previous period
Consolidated:	24,778	-362
Non-consolidated:	9,379	-532

(8) Main Financing Bank (As of March 31, 2010)

Name	Balance of the loan
Sumitomo Mitsui Banking Corporation	¥74.0 billion
Mizuho Corporate Bank, Ltd.	¥43.5 billion

II. Item on Shares of Kubota Corporation

(1) Stock Data (As of March 31, 2010)

1) Total number of Authorized Common Shares:	1,874,700,000 shares
2) Total number of Common Shares Outstanding:	1,285,919,180 shares
(including 13,703,896 shares of treasury stock)
3) Number of Shareholders:	48,714

4) Number of shares constituting one full unit of shares of Kubota Corporation shall be one thousand.

5) Principal Shareholders (Top 10)

Name	Number of Shares (thousand of shares)	Percentage of Issued Shares(*1)
Japan Trustee Services Bank, Ltd.	167,920	13.19
The Master Trust Bank of Japan, Ltd.	112,539	8.84
Nippon Life Insurance Company	76,720	6.03
Meiji Yasuda Life Insurance Company	60,723	4.77
Sumitomo Mitsui Banking Corporation	45,006	3.53
Mizuho Corporate Bank, Ltd.	40,851	3.21
Moxley & Co.	31,180	2.45
Sumitomo Life Insurance Company	24,780	1.94
Trust & Custody Service Bank, Ltd.	22,841	1.79
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	20,173	1.58

Notes:

1.	(*1) Percentage of issued shares is calculated excluding treasury stock on March 31, 2010.
2.	The number of shares owned by Japan Trustee Services Bank, Ltd. includes 22,982 thousand shares held by Sumitomo Trust and Banking Co., Ltd. Retirement Benefit Trust Account.

(2) Purchase, sale and possession of treasury stock (As of March 31, 2010)

1) Total amount of shares purchased during this fiscal year

Total amount of shares purchased less than the minimum unit:

Total number of shares acquired:	233,603 common shares
Total amount of shares acquired:	¥190,917,541

2) Total amount of shares sold less than the minimum unit during this fiscal year

Total number of shares sold:	5,673 common shares
Total amount of shares sold:	¥3,763,836

3) Total number of treasury stock on March 31, 2010:	13,703,896 of common shares

(Total number of treasury stock on March 31, 2009:	13,475,966 of common shares)

III. Item of Directors and Corporate Auditors of Kubota Corporation

(1) Name of Directors and Corporate Auditors (As of March 31, 2010)

Title	Name	Responsibilities and important concurrent offices
Representative Director, President & CEO	Yasuo Masumoto

Chairman of the Board of Directors	Daisuke Hatakake

Vice Chairman of the Board of Directors	Moriya Hayashi

Representative Director and Senior Managing Executive Officer	Hirokazu Nara	General Manager of Water & Environment Systems Consolidated Division

Representative Director and Senior Managing Executive Officer	Tetsuji Tomita	General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

Director and Executive Managing Officer	Satoru Sakamoto	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

Director	Yuzuru Mizuno*	Representative Director and Executive Vice President of Matsushita Real Estate Co., Ltd.

Director	Kan Trakulhoon*	President and CEO of Siam Cement Group

Corporate Auditor	Yoshiharu Nishiguchi	Full-time

Corporate Auditor	Toshihiro Fukuda*	Full-time

Corporate Auditor	Masao Morishita*	Full-time

Corporate Auditor	Yoshio Suekawa	Certified Public Accountant

Corporate Auditor	Masanobu Wakabayashi	Attorney

Notes:

1.	Messrs. Yuzuru Mizuno, Kan Trakulhoon are outside Directors.

2.	Messrs. Masao Morishita, Yoshio Suekawa, Masanobu Wakabayashi are outside Corporate Auditors.

3.	Mr. Yoshio Suekawa, an outside Corporate Auditor of Kubota Corporation, is a certified public accountant and has an adequate knowledge regarding accounting and finance including accounting principles generally accepted in the United States of America.

4.	Matsushita Real Estate Co., Ltd., of which Mr. Yuzuru Mizuno currently holds an important post, has no special relation with Kubota Corporation.

Siam Cement Group, of which Mr. Kan Trakulhoon currently holds an important post, is a partner of The Siam Kubota Industry Co., Ltd. and Siam Kubota Tractor Co., Ltd.

5.	Changes of Directors during the fiscal year ended March 31, 2010

1)	Persons indicated by an asterisk (*) in the above table were newly elected at the 119th Ordinary General Meeting of Shareholders held on June 19, 2009 and assumed their offices.

2)	Directors of Kubota Corporation, namely Messrs. Toshihiro Fukuda, Yoshihiko Tabata, Kazunobu Ueta and Corporate Auditors of Kubota Corporation, namely Messrs. Junichi Maeda, Yuzuru Mizuno retired at the conclusion of the 119th Ordinary General Meeting of Shareholders on June 19, 2009.

3)	Kubota Corporation introduced the Executive Officer System on April 1, 2009. Therefore directors of Kubota Corporation, namely Messrs. Eisaku Shinohara, Morimitsu Katayama, Nobuyuki Toshikuni, Masayoshi Kitaoka, Masatoshi Kimata, Nobuyo Shioji, Takeshi Torigoe, Hideki Iwabu, Takashi Yoshii, Kohkichi Uji, Toshihiro Kubo, Kenshiro Ogawa, Tetsu Fukui, Satoshi Iida, Shigeru Kimura leave their office at the end of the 119th Ordinary General Meeting of Shareholders on June 19, 2009. However they continue Executive Officers.

And Executive Officer of Kubota Corporation, namely Mr. Morimitsu Katayama retired on March 31, 2010.

4)	The title of Mr. Daisuke Hatakake changed from Representative Director, Chairman of the Board of Directors to Chairman of the Board of Directors on June 19, 2009.

6.	Kubota Corporation appointed Executive Officers as follow on April 1, 2010.

Executive Officers indicated by an asterisk (*) in the below table were newly appointed on April 1, 2010.

Managing Executive Officer of Kubota Corporation, namely Mr. Morimitsu Katayama left his office as the end of his term approaches on March 31, 2010.

Executive Officers (on April 1, 2010)

Title	Name	Responsibilities and important concurrent offices
Senior Managing Executive Officer	Eisaku Shinohara	In charge of Research & Development Planning & Promotion Dept. and Environmental Protection Dept.

Managing Executive Officer	Nobuyuki Toshikuni	General Manager of R & D Headquarters in Farm & Industrial Machinery Consolidated Division, In charge of Instrumentation and Control Technology Center

Managing Executive Officer	Masayoshi Kitaoka

General Manager of Water Engineering & Solution Division,

General Manager of Membrane Systems Business Unit,

General Manager of Business Coordination Dept. in Membrane Systems Business Unit,

President of Kubota Membrane Co., Ltd.

Managing Executive Officer	Masatoshi Kimata	Deputy General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

Managing Executive Officer	Nobuyo Shioji	General Manager of Construction Machinery Division, General Manager of Planning & Control Dept. in Construction Machinery Division

Managing Executive Officer	Takeshi Torigoe	General Manager of Social Infrastructure Consolidated Division, In Charge of Quality Assurance & Manufacturing Promotion Dept.

Managing Executive Officer	Hideki Iwabu	General Manager of Water & Environment Systems Manufacturing and Engineering Headquarters in Water & Environment Systems Consolidated Division, General Manager of Tokyo Head Office

Managing Executive Officer	Katsuyuki Iwana	General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division

Executive Officer	Takashi Yoshii

General Manager of Machinery Quality Assurance Headquarters in Farm & Industrial Machinery Consolidated Division,

General Manager of International Quality Assurance Dept., Machinery Quality Assurance Headquarters in Farm & Industrial Machinery Consolidated Division

Executive Officer	Kohkichi Uji	General Manager of Pipe Systems Division

Executive Officer	Toshihiro Kubo	In charge of Personnel Dept., Secretary & Public Relations Dept., General Affairs Dept., and Tokyo Administration Dept. , General Manager of Head Office

Executive Officer	Kenshiro Ogawa	General Manager of Sakai Plant, General Manager of Production Engineering Center of Emission, Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division

Executive Officer	Tetsu Fukui

General Manager of Environmental Equipment R&D Center, in Water & Environment Systems Consolidated Division,

General Manager of Environmental Consolidated Technology Dept., Environmental Equipment R&D Center in Water & Environment Systems Consolidated Division

Executive Officer	Satoshi Iida	President of Kubota Tractor Corporation

Executive Officer	Shigeru Kimura	In charge of Corporate Planning & Control Dept.(Assistant), General Manager of Finance & Accounting Dept.

Executive Officer	Masakazu Tanaka	General Manager of Farm Machinery Division

Executive Officer	Taichi Itoh	General Manager of Health & Safety Planning & Promotion Dept.

Executive Officer	Yujiro Kimura	General Manager of Strategy Planning Office

Executive Officer	Shinji Sasaki	General Manager of Engine Division

Executive Officer	Hiroshi Matsuki	General Manager of Steel Pipe Division

Executive Officer	Yuichi Kitao	General Manager of Tractor Division

Executive Officer	Kunio Suwa	General Manager of CSR Planning & Coordination Headquarters

Executive Officer	Toshihiko Kurosawa*	General Manager of Pumps Division

Executive Officer	Hiroshi Kawakami*	President of Siam Kubota Tractor Co., Ltd.

(2) Remuneration for Directors and Corporate Auditors

Title	Number	Total
Director	26	¥ 517 million (including ¥ 19 million for 2 outside Directors)

Corporate Auditor	7	¥ 106 million (including ¥ 44 million for 4 outside Corporate Auditors)

Notes:

1.	The above remuneration for Directors and Corporate Auditors of Kubota Corporation includes the remuneration for 18 Directors and 2 Corporate Auditor (including 1 outside Corporate Auditor) who left their office at the end of the 119th Ordinary General Meeting of Shareholders on June 19, 2009.

2.	The above remuneration for Directors of Kubota Corporation does not include the salary for employees’ portion of certain Directors.

3.	Remuneration for Directors includes ¥46 million of bonuses for Directors to be proposed on the 120th Ordinary General Meeting of Shareholders.

4.	In addition to above remuneration, Kubota Corporation paid ¥ 33 million of retirement benefit for 4 Directors in accordance with the resolution at the 115th Ordinary General Meeting of Shareholders held on June 24, 2005, which resolved retirement benefits earned before the termination of the retirement benefit system for Directors and Corporate Auditors (on June 24, 2005) should be paid at the time of the retirement of each Director and/or Corporate Auditor from his/her office.

Accrued retirement benefit at March 31, 2010 in accordance with the above resolution were ¥112 million for 5 Directors and ¥1 million for an outside Corporate Auditor, respectively.

(3) Policy for Determination of Remuneration and its Calculation Method for Directors and Corporate Auditors

The remuneration for directors is determined at the Board of Directors Meeting in consideration of operating result, compensation levels of other companies, wage level of employees, and the report of the Compensation Council within the range of remuneration amounts resolved by a general meeting of shareholders. The Compensation Council is composed of representative directors excluding the President and executive officers in charge of indirect departments. The report of the Compensation Council is submitted to the Board of Directors Meeting after approval of President.

The remuneration for corporate auditors is determined by agreement of the Board of Corporate Auditors within the range of remuneration amounts resolved by a general meeting of shareholders.

(4) Activity report for outside Directors and outside Corporate Auditors

Position	Name	Their Activities
Director	Yuzuru Mizuno	Mr. Yuzuru Mizuno attended 9 Board of Directors’ Meetings (out of 10 meetings) after his assuming office on June 19, 2009 and made use of considerable experience and extensive knowledge of business management. He also expressed opinions about corporate management based on viewpoint of corporate accounting, finance, and foreign business management.

Director	Kan Trakulhoon	Mr. Kan Trakulhoon attended 8 Board of Directors’ Meetings (out of 10 meetings) after his assuming office on June 19, 2009 and made use of considerable experience and extensive knowledge of business management. He also expressed opinions about corporate management based on viewpoint of global management.

Corporate Auditor	Masao Morishita	Mr. Masao Morishita, who is a Corporate Auditor (full-time), attended all 10 Board of Directors’ Meetings and all 11 Board of Corporate Auditors’ Meetings after his assuming office on June 19, 2009 and expressed opinions based on long experience in corporate accounting and finance and professional viewpoint. He also attended the regular meetings with Representative Directors and expressed opinions.

Corporate Auditor	Yoshio Suekawa	Mr. Yoshio Suekawa attended all 12 Board of Directors’ Meetings and all 16 Board of Corporate Auditors’ Meetings and expressed opinions regarding accounting and financial matters, including accounting principles generally accepted in the United States of America, from professional viewpoint. He also attended the regular meetings with Representative Directors and expressed opinions.

Corporate Auditor	Masanobu Wakabayashi	Mr. Masanobu Wakabayashi attended all 12 Board of Directors’ Meetings and all 16 Board of Corporate Auditors’ Meetings and expressed opinions based on long experience of legal career and professional viewpoint. He also attended the regular meetings with Representative Directors and expressed opinions.

IV. Independent Auditor

(1) Name of Independent Auditor

Deloitte Touche Tohmatsu LLC (Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein)

*	Deloitte Touche Tohmatsu changed company name to Deloitte Touche Tohmatsu LLC, due to conversion to a limited liability company on July 1, 2009.

(2) Compensation for the Independent Auditor for the fiscal year ended March 31, 2010

1) Amount of compensation provided for the fiscal year ended March 31, 2010	¥225 million

2) Total amount of cash and other financial benefits payable by Kubota Corporation and its subsidiaries to the Independent Auditor	¥250 million

Notes:

1.	The compensation for auditing are not divided into the compensation related to the Corporate Law and the compensation related to the Financial Products Trading Law in the audit contract between Kubota Corporation and the Independent Auditor, and it cannot be divided into the two portions. Therefore, the amount 1) described above is a total amount of the two portions.

2.	Kubota Corporation paid fees to the Independent Auditor for the support services related to consultations on accounting and finance, which are not services specified in Article 2 Paragraph 1 of the Certified Public Accountant Law.

3.	Kubota Tractor Corporation and other 14 principal subsidiaries are audited by independent auditors different from the Independent Auditor of Kubota Corporation.

(3) Policies for Determining Dismissal or Non-reelection of Independent Auditor

The Board of Corporate Auditors examines the dismissal or non-reelection of the Independent Auditor if Kubota Corporation believes that it infringes upon or contravenes laws and regulations such as the Corporate Law, the Certified Public Accountant Law, or other laws. If the Board of Corporate Auditors determines that the dismissal or non-reelection is reasonable, it submits, in accordance with the rules and regulations for the Board of Corporate Auditors, a request to the Board of Directors to include the “dismissal or non-reelection of accounting auditor” in the agenda of the ordinary general meeting of shareholders.

V. Item of Systems to be developed to Establish Internal Control Systems

The Company has set and is implementing the following nine systems to ensure the propriety of our business operations.

1.	System to ensure that Directors and employees perform their duties in compliance with laws and regulations, and the articles of incorporation

As the basis of a system to ensure that Directors, Executive Officers and employees perform their duties in compliance with laws and regulations, and the articles of incorporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” to be observed by all Directors, Executive Officers and employees of Kubota Corporation and its subsidiaries.

Under the Company-Wide Risk Control Committee, the department in charge designated for each risk category of management risks (hereinafter referred to as the “department in charge”) undertakes such activities as education and training to promote compliance with laws and ethics, and performs internal audits.

In addition, based on the operational regulations “Operation of Whistle Blowing System”, Kubota Corporation sets up the “Kubota Hotline,” a service counter for in-house whistle blowing and consultation that is equipped with rules to protect whistle blowers, to discover at an early stage any improper conduct that infringes on laws or other regulations and to prevent such infringements from occurring.

2.	System related to the holding and control of information about Kubota Corporation’s Directors execution of their duties

Kubota Corporation properly keeps and controls information on the execution of duties by the Directors and Executive Officers in accordance with its in-house rules and regulations, such as the “Regulations on Custody of Documents” and other items. Kubota Corporation also maintains a standard by which such documents are available for examination, as necessary.

3.	Rules and regulations on the management of risks of losses and other systems

Kubota Corporation manages risks of compliance, environment, health and safety, disasters, quality, and other risks relating to the performance of business operations by establishing in-charge departments or committees under the Company-Wide Risk Control Committee, and by providing internal rules and regulations, manuals, and other guidelines to respond to such risks.

In order to respond to new risks, the Company-Wide Risk Control Committee will determine the department in charge, and the new risks will be controlled by the said department.

4.	System to ensure the efficient execution of duties by the Directors

The Board of Directors decides management execution policy, matters set in laws and regulations and other important matters regarding management, and oversights Directors and Executive Officers execution of their duties.

At the Executive Officers’ Meeting, President & Representative Director gives directions and information to the Executive Officers about policies and resolutions of the Board of Directors. The progress of execution of their duties is reported to President & Representative Director by the Executive Officers.

Kubota Corporation enhances our decision-making process by having adequate discussions in “management committee”, with the participation of the President and other Directors, to decide important management matters. Kubota Corporation also implements multidimensional studies in an “investment council,” mainly consisting of Directors in charge of indirect departments, to discuss important investment projects. The results of these discussions are reported to the Board of Directors to enhance the effectiveness of the system, in accordance with the operational regulations “Operation of Management Committee and Investment Council”.

5.	System to ensure proper business operations within Kubota Corporation, consisting of Kubota Corporation and its subsidiaries

To create a control environment for Kubota Corporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” and shares these philosophies. To ensure proper business operations of Kubota Corporation, including its subsidiaries, Kubota Corporation sets its in-house rules and regulations and establishes proper internal control systems. The status of the establishment and operation of internal control systems related to the management risks including the internal control systems over financial reporting is audited by the internal auditing department and departments in charge, after self-audits performed by each department of the Company and its subsidiaries, and the results of such audits are reported to the Directors in charge, Chairman of the Company-Wide Risk Control Committee, President & Representative Director, the Board of Directors and Corporate Auditors.

Kubota Corporation manages its subsidiaries in accordance with the “Regulations on Management of Affiliated Companies” in order to keep their proper operations.

6.	System for Directors and employees to report to Corporate Auditors and other systems related to reports to Corporate Auditors

The Directors, Executive Officers and employees report the following matters to the Corporate Auditors without delay, in addition to the matters that need to be reported in accordance with laws and regulations:

(a)	Matters that could affect Kubota Corporation’s management;
(b)	Contents of internal audits performed by the internal auditing department and departments in charge
(c)	Contents of whistle blowing revealed in the “Kubota Hotline”; and
(d)	Other matters requested by the Board of Corporate Auditors or Corporate Auditors

7.	Matters related to employees who are requested to assist Corporate Auditors in their duties

Kubota Corporation establishes an office of Corporate Auditors and assigns employees to exclusively support the Corporate Auditors perform their duties.

8.	Independence of employees in Item 7. above from the Directors

Assignment or other handling of the employees in Item7. is made after consultation and agreement between the Director in charge of Personnel Dept. and the Corporate Auditors.

9.	Other systems to ensure effective audits by the Corporate Auditors

(a)	The President & Representative Director of Kubota Corporation has meetings with the Corporate Auditors periodically, and as needed, to exchange views on matters that Kubota Corporation must deal with, the improvement of audit environments, and other issues.

(b)	The Corporate Auditors explain the audit policies and audit plan to the Board of Directors, and the Directors make efforts to improve communication with the Corporate Auditors to enhance the exchange of information and establish an effective cooperation with the Corporate Auditors.

VI. Policy on appropriation of retained surplus

Kubota Corporation’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and cancellation of treasury stock. Kubota Corporation recognizes returning profit to shareholders is one of the most important missions and will strive to expand it, considering requirements of maintaining sound business operations as well as adapting to the future business environment.

Kubota Corporation decided at the Board of Directors’ Meeting held on May 11, 2010 that Kubota Corporation would pay ¥5 year-end dividend per common share on June 21, 2010. As a result, the annual dividend per common share for the fiscal year ended March 31, 2010 will be ¥12 (including paid interim dividend which was ¥7).

Notice of year-end dividend

1) Amount of year-end dividend	¥5 per common share (Total ¥ 6,361,076,420)

2) Record date of year-end dividend	March 31, 2010

3) Payment date	Monday, June 21, 2010

4) Resource of year-end dividend	Retained earnings

Consolidated Balance Sheets

Assets	(In millions of yen)

	March 31, 2010	March 31, 2009 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current assets:
Cash and cash equivalents	111,428	69,505	41,923
Notes and accounts receivable:
Trade notes	57,412	65,429	(8,017)
Trade accounts	317,485	324,583	(7,098)
Less: Allowance for doubtful notes and accounts receivable	(2,821)	(2,512)	(309)

Total receivables, net	372,076	387,500	(15,424)

Short-term finance receivables-net	104,840	97,292	7,548
Inventories	172,323	207,401	(35,078)
Other current assets	60,161	54,648	5,513

Total current assets	820,828	816,346	4,482

Investments and long-term finance receivables:
Investments in and loan receivables from affiliated companies	15,945	14,511	1,434
Other investments	109,306	96,197	13,109
Long-term finance receivables-net	196,473	169,257	27,216

Total investments and long-term finance receivables	321,724	279,965	41,759

Property, plant, and equipment:
Land	89,664	90,479	(815)
Buildings	214,329	208,901	5,428
Machinery and equipment	358,354	361,323	(2,969)
Construction in progress	5,306	6,970	(1,664)

Total	667,653	667,673	(20)
Accumulated depreciation	(446,760)	(442,052)	(4,708)

Net property, plant, and equipment	220,893	225,621	(4,728)

Other assets:
Long-term trade accounts receivable	26,688	27,071	(383)
Other	19,670	37,680	(18,010)
Less: Allowance for doubtful non-current receivables	(770)	(859)	89

Total other assets	45,588	63,892	(18,304)

Total	1,409,033	1,385,824	23,209

Consolidated Balance Sheets

Liabilities and Equity	(In millions of yen)

	March 31, 2010	March 31, 2009 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current liabilities:
Short-term borrowings	88,333	132,100	(43,767)
Trade notes payable	14,266	16,405	(2,139)
Trade accounts payable	143,683	163,222	(19,539)
Advances received from customers	3,397	6,306	(2,909)
Notes and accounts payable for capital expenditures	9,245	13,301	(4,056)
Accrued payroll costs	25,856	26,266	(410)
Accrued expenses	27,352	25,717	1,635
Income taxes payable	22,842	4,733	18,109
Other current liabilities	33,832	45,947	(12,115)
Current portion of long-term debt	71,432	60,378	11,054

Total current liabilities	440,238	494,375	(54,137)
Long-term liabilities:
Long-term debt	243,333	208,588	34,745
Accrued retirement and pension costs	40,177	56,591	(16,414)
Other long-term liabilities	13,666	10,027	3,639

Total long-term liabilities	297,176	275,206	21,970

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070	84,070	—
Capital surplus	89,241	93,150	(3,909)
Legal reserve	19,539	19,539	—
Retained earnings	477,303	452,791	24,512
Accumulated other comprehensive loss	(34,491)	(62,184)	27,693
Treasury stock	(9,265)	(9,082)	(183)

Total Kubota Corporation shareholders’ equity	626,397	578,284	48,113
Noncontrolling interests	45,222	37,959	7,263

Total equity	671,619	616,243	55,376

Total	1,409,033	1,385,824	23,209

Consolidated Statements of Income

(In millions of yen)

	Year ended March 31, 2010	Year ended March 31, 2009 (Reference)	Change (Reference)
	Amount	Amount	Amount
Revenues	930,644	1,107,482	(176,838)
Cost of revenues	681,374	810,226	(128,852)
Selling, general, and administrative expenses	179,352	193,426	(14,074)
Other operating expenses	216	1,015	(799)

Operating income	69,702	102,815	(33,113)

Other income (expenses):

Interest and dividend income	3,381	4,822	(1,441)
Interest expense	(2,127)	(2,664)	537
Gain (loss) on sales of securities-net	1,821	(116)	1,937
Valuation loss on other investments	(143)	(8,618)	8,475
Foreign exchange gain (loss)-net	2,894	(11,525)	14,419
Other-net	(2,045)	(1,455)	(590)

Other income (expenses), net	3,781	(19,556)	23,337
Income before income taxes and equity in net income of affiliated companies	73,483	83,259	(9,776)

Income taxes:

Current	28,540	23,637	4,903
Deferred	(2,563)	5,109	(7,672)

Total income taxes	25,977	28,746	(2,769)

Equity in net income of affiliated companies	402	222	180

Net income	47,908	54,735	(6,827)
Less:Net income attributable to the noncontrolling interests	5,582	6,671	(1,089)

Net income attributable to Kubota Corporation	42,326	48,064	(5,738)

Consolidated Statements of Changes in Equity

Year ended March 31, 2010	(In millions of yen)

		Kubota Corporation shareholders’ equity						Non- controlling interests	Total
	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2009	1,272,063	84,070	93,150	19,539	452,791	(62,184)	(9,082)	37,959	616,243

Net income					42,326			5,582	47,908

Other comprehensive income						28,429		1,946	30,375
Cash dividends paid to Kubota Corporation shareholders, ¥14 per common share					(17,814)				(17,814)
Cash dividends paid to noncontrolling interests								(489)	(489)
Purchases and sales of treasury stock	(216)						(183)		(183)
Increase in noncontrolling interests related to contribution								2,109	2,109
Changes in ownership interests in subsidiaries			(3,909)			(736)		(1,885)	(6,530)

Balance, March 31, 2010	1,271,847	84,070	89,241	19,539	477,303	(34,491)	(9,265)	45,222	671,619

Year ended March 31, 2009 (Reference)	(In millions of yen)

		Kubota Corporation shareholders’ equity						Non- controlling interests	Total
	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2008	1,280,604	84,070	93,150	19,539	423,927	31,177	(3,766)	43,230	691,327

Net income					48,064			6,671	54,735
Other comprehensive loss						(93,361)		(10,211)	(103,572)

Cash dividends paid to Kubota Corporation shareholders, ¥15 per common share					(19,193)				(19,193)
Cash dividends paid to noncontrolling interests								(767)	(767)
Purchases and sales of treasury stock	(8,541)				(7)		(5,316)		(5,323)
Increase in noncontrolling interests related to contribution								14	14
Changes in ownership interests in subsidiaries and others								(978)	(978)

Balance, March 31, 2009	1,272,063	84,070	93,150	19,539	452,791	(62,184)	(9,082)	37,959	616,243

Notes of Consolidated Financial Statements

Significant Accounting Policies

1.	Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) persuant to the first paragraph of Article 3 of the Supplementary Provisions of the Ministerial Ordinance of the Corporate Accounting (Ordinance of the Ministry of Justice No. 46 of 2009). Certain supplementary material and notes required under US GAAP are omitted persuant to the same provision.

2.	Scope of consolidation and Application of equity method

105 subsidiaries are consolidated. 19 affiliated companies are accounted for under the equity method.

3.	Valuation of Inventories

Inventories are mainly stated at the lower of cost which is determined by the moving-average method, or market.

4.	Valuation of Securities

The Company has adopted the FASB Accounting Standards Codification (“ASC”) 320, “Investments-Debt and Equity Securities” (former the Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”).

Available-for-sale securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in equity, and cost of securities sold is determined by the moving-average method.

5.	Depreciation of Fixed Assets

Depreciation of tangible fixed assets is mainly computed by using the declining-balance method.

Depreciation of intangible fixed assets is computed by using the straight-line method. Pursuant to ASC 350, “Intangibles-Goodwill and Other” (former SFAS No. 142, “Goodwill and Other Intangible Assets”), the Company doesn’t depreciate intangible fixed assets which have indefinite useful lives and tests them annually for impairment.

6.	Basis of Provision for Allowance

The allowance for doubtful notes and receivables is based on historical collection trends and management’s judgement on the collectibility of these accounts.

Accrued employees’ retirement benefits are provided for payments of retirement benefits in accordance with ASC 715 “Compensation-Retirement Benefits” (former SFAS No.87, “Employers’ Accounting for Pensions” and SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”) based on the fair value of both projected benefit obligations and plan assets at year-end. The unrecognized prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants’ remaining service period.

7.	New Accounting Standards

(1)	The Company adopted ASC 105, “Generally Accepted Accounting Principles” (former SFAS No.168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of SFAS No. 162”) in September 2009. ASC restructured the existing US GAAP, and the adoption of ASC 105 did not have an impact on the Company’s consolidated results of operations and financial position. Upon the adoption, the Company has made the references of accounting standards in accordance with ASC.

(2)	The Company adopted ASC 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51”) effective April 1, 2009. Upon the adoption of ASC 810, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Net income is classified into net income attributable to noncontrolling interests and Kubota Corporation in the consolidated statements of income, and related presentation of consolidated statements of changes in equity has been changed.

Under ASC 810, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions. The adoption of ASC 810 resulted in a ¥3,909 million decrease of capital surplus at March 31, 2010.

9.	The consolidated financial reports for the prior year, which are provided for reference, have been reclassified to conform to the presentation for the year ended March 31, 2010.

10.	Consumption taxes are accounted for as deposits received or deposits paid.

Notes to Consolidated Balance Sheets

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	At March 31, 2010, the balances of each classification within accumulated other comprehensive loss were as follows:

Millions of Yen
Foreign currency translation adjustments	¥(42,215)
Unrealized gains on securities	21,050
Unrealized losses on derivatives	(1,592)
Pension liability adjustments	(11,734)

Accumulated other comprehensive loss	¥(34,491)

3.	At March 31, 2010, assets pledged as collateral for debt were as follows:

Millions of Yen
Trade accounts	¥17,806
Short-term finance receivable	18,445
Other current assets	573
Long-term finance receivables	12,447
Property, plant, and equipment	6,233

Total	¥55,504

The above assets were pledged against the following liabilities:

Millions of Yen
Short-term borrowings	¥20,751
Current portion of long-term debt	14,137
Long-term debt	10,079

Total	¥44,967

4.	The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2010 was ¥5,991 million.

Notes to Consolidated Statements of Income

1.	The amounts in the statements have been rounded off to the nearest million yen.

Notes to Consolidated Statement of Changes in Equity

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	At March 31, 2010, the number of shares issued was as follows:

Common stock	1,285,919	thousand shares

3.	The components of other comprehensive income for the year ended March 31, 2010 were as follows:

	Millions of Yen
	Attributable to Kubota Corporation	Attributable to the noncontrolling interests	Total
Foreign currency translation adjustments	¥6,408	¥1,842	¥8,250
Unrealized gains on securities	11,728	33	11,761
Unrealized gains (losses) on derivatives	570	(14)	556
Pension liability adjustments	9,723	85	9,808

Other comprehensive income	¥28,429	¥1,946	¥30,375

Notes to Financial Instruments

1.	Description of Financial Instruments

A large portion of trade accounts receivable and retail finance receivables are from dealers or customers in the farm equipment market in North America. However, the Company considers that credit risks on these receivables are limited since no single dealer or customer represents a significant concentration of credit risks.

Other investments which include equity securities are classified as available-for-sale securities. They are possible to be influenced by changes in circumstances such as stock market fluctuation. Therefore, the Company reviews periodically for impairment.

The main methods of obtaining financing available to the Company are borrowing from financial institutions and issuance of bonds. Therefore, the Company is exposed to interest rate risks inherent in these obligations. In order to hedge these risks, the Company uses interest rate swap contracts and cross-currency interest rate swap contracts.

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company entered into foreign exchange forward contracts designated to mitigate its exposure to foreign currency exchange risks.

The Company manages derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for speculations. The credit risks associated with these instruments are not considered to be significant since the counterparties are financial institutions with high creditworthiness and the Company does not anticipate any such losses.

2.	Fair Value of Financial Instruments

The carrying value and fair value of financial instruments at March 31, 2010 were as follows:

		Millions of Yen
		Carrying Value	Fair Value

Financial assets:
Finance receivables-net	*1	¥211,363	¥212,021
Other investments	*2	99,171	99,171
Long-term trade accounts receivable	*1	47,610	50,409

Financial liabilities:
Long-term debt	*1	(308,779)	(309,258)

Derivative financial instruments recorded as liabilities:	*3
Foreign exchange forwards		(458)	(458)
Interest rate swaps		(2,764)	(2,764)
Cross-currency interest rate swaps		(2,616)	(2,616)

*1	The fair value of finance receivables, long-term trade accounts receivable, and long-term debt is based on discounted cash flows using the current market rate. The amounts of finance receivables-net and long-term debt in the table exclude finance leases. Long-term trade accounts receivable in the table includes the current portion, which is included in trade accounts receivable on the consolidated balance sheet.
*2	Available-for-sale securities are stated at fair value based on market prices for identical instruments at fiscal year-end. The amount of other investments in the table excludes investments in non-marketable equity securities (¥ 10,135 million) for which there is no readily determinable fair value.
*3	Derivative financial instruments are stated at fair value based on observable market inputs from major international financial institutions.
*4	The carrying value of cash and cash equivalents, notes and accounts receivable and payable (excluding the current portion of long-term trade accounts receivable), and short-term borrowings approximates the fair value because of the short maturity of those instruments.

Notes to Per Common Share Information

1. Kubota Corporation shareholders’ equity per common share	¥492.51

2. Net income attributable to Kubota Corporation per common share	¥33.28

Balance Sheets (Non-consolidated)

Assets	(In millions of yen)

	March 31, 2010	March 31, 2009 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current assets:	383,316	394,552	(11,236)

Cash and deposits	60,223	27,523	32,699
Trade notes receivable	28,815	33,831	(5,015)
Trade accounts receivable	188,728	203,008	(14,280)
Finished goods	36,096	47,459	(11,363)
Work in process	16,436	21,910	(5,474)
Raw materials and supplies	5,842	9,025	(3,182)
Prepaid expenses	273	416	(143)
Deferred tax assets	9,879	8,852	1,027
Short-term loans receivable	23,695	27,221	(3,526)
Other	13,515	15,623	(2,108)
Allowance for doubtful receivables	(190)	(320)	130

Long-term assets:	360,805	341,943	18,862

Property, plant, and equipment, net of accumulated depreciation:	155,720	159,529	(3,808)
Buildings	37,629	38,779	(1,149)
Structures	5,307	5,300	7
Machinery and equipment	25,521	27,763	(2,241)
Transportation equipment	135	155	(20)
Tools, furniture and fixtures	6,678	5,815	862
Land	78,409	79,413	(1,003)
Construction in progress	2,038	2,301	(263)

Intangibles:	4,064	2,977	1,087
Patent rights	0	0	(0)
Leasehold rights	24	24	—
Trademark rights	15	0	14
Software	3,769	2,688	1,080
Facility utility rights	254	263	(8)

Investments:	201,020	179,436	21,583
Investment securities	107,510	94,492	13,018
Stock investments in subsidiaries and affiliated companies	62,693	54,270	8,423
Other investments	11	11	0
Other investments in subsidiaries and affiliated companies	4,596	3,733	863
Long-term loans receivable	26,302	26,363	(61)
Long-term loans receivable from employees	5	10	(5)
Long-term prepaid expenses	645	837	(191)
Deferred tax assets	—	327	(327)
Other	3,870	7,162	(3,292)
Allowance for doubtful receivables	(4,615)	(7,772)	3,157

Total assets	744,122	736,496	7,626

Balance Sheets (Non-consolidated)

Liabilities and net assets	(In millions of yen)

	March 31, 2010	March 31, 2009 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current liabilities:	217,327	237,997	(20,669)

Trade notes payable	3,501	5,563	(2,062)
Trade accounts payable	109,306	121,659	(12,353)
Short-term borrowings	4,000	22,512	(18,512)
Current portion of bonds	10,000	—	10,000
Lease obligations	1,853	913	940
Other accounts payable	9,724	19,198	(9,474)
Income tax payable	17,207	—	17,207
Accrued expenses	26,845	29,115	(2,269)
Advances received from customers	1,608	4,573	(2,964)
Deposits received	28,745	22,600	6,144
Provision for warranty costs	3,318	3,112	205
Provision for directors’ bonuses	46	170	(123)
Other	1,169	8,578	(7,408)

Long-term liabilities:	94,761	89,435	5,325

Bonds	30,000	40,000	(10,000)
Long-term borrowings	46,000	30,500	15,500
Lease obligations	2,000	1,485	515
Deferred tax liabilities	8,515	—	8,515
Accrued retirement and pension costs	7,701	10,273	(2,572)
Other	544	7,177	(6,633)

Total liabilities	312,089	327,432	(15,343)

Shareholders’ equity	394,776	383,478	11,298

Common stock	84,070	84,070	—
Capital surplus:	73,057	73,057	—
Additional paid-in capital	73,057	73,057	—
Retained earnings:	246,766	235,282	11,484
Legal reserve	19,539	19,539	—
Other retained earnings:	227,227	215,742	11,484
Reserve for special depreciation	25	33	(8)
Reserve for reduction entry of land	142	—	142
General reserve	197,742	211,742	(14,000)
Unappropriated retained earnings	29,317	3,967	25,350
Treasury stock	(9,118)	(8,931)	(187)
Valuation, translation adjustments and others	37,256	25,585	11,671

Unrealized holding gain on securities	37,256	25,576	11,680
Unrealized gain from hedging activities	—	9	(9)

Total net assets	432,033	409,063	22,969

Total liabilities and net assets	744,122	736,496	7,626

Statements of Income (Non-consolidated)

(In millions of yen)

	Year ended March 31, 2010	Year ended March 31, 2009 (Reference)	Change (Reference)
	Amount	Amount	Amount
Net sales	540,449	643,090	(102,641)
Cost of sales	427,454	521,796	(94,341)

Gross profit	112,994	121,294	(8,300)

Selling, general and administrative expenses	87,393	93,450	(6,056)

Operating income	25,601	27,844	(2,243)

Non-operating income:	17,124	14,079	3,044
Interest income	607	759	(152)
Dividend income	3,977	4,999	(1,021)
Other	12,539	8,320	4,219
Non-operating expenses:	5,229	16,263	(11,034)
Interest expense	1,352	1,278	74
Other	3,877	14,985	(11,108)

Ordinary income	37,495	25,659	11,835

Extraordinary gains:	2,940	—	2,940
Gain from transfer pricing adjustment	2,940	—	2,940
Extraordinary losses:	—	11,716	(11,716)
Surcharge on the Anti-Monopoly Law	—	7,284	(7,284)
Valuation losses on investment securities	—	2,780	(2,780)
Impairment losses on fixed assets	—	1,650	(1,650)

Income before income taxes	40,435	13,943	26,492

Income taxes:	11,137	10,094	1,043
Current	11,299	1,519	9,780
Deferred	(161)	8,575	(8,736)

Net income	29,298	3,849	25,449

Statements of Changes in Net Assets (Non-consolidated)

Year ended March 31, 2010	(In millions of yen)

	Shareholders’ equity									Valuation, translation adjustments and others			Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for reduction entry of land	General reserve	Unappro -priated retained earnings
Balance, March 31, 2009	84,070	73,057	19,539	33	—	211,742	3,967	(8,931)	383,478	25,576	9	25,585	409,063
Changes in this fiscal year
Reversal of reserve for special depreciation				(8)			8		—			—	—
Transfer of reserve for reduction entry of land					142		(142)		—			—	—
Reversal of general reserve						(14,000)	14,000		—			—	—
Dividends							(17,813)		(17,813)			—	(17,813)
Net income							29,298		29,298			—	29,298
Purchase of treasury stock								(190)	(190)			—	(190)
Disposal of treasury stock								3	3			—	3
Net change of items other than shareholders’ equity									—	11,680	(9)	11,671	11,671
Total changes in this fiscal year	—	—	—	(8)	142	(14,000)	25,350	(187)	11,298	11,680	(9)	11,671	22,969

Balance, March 31, 2010	84,070	73,057	19,539	25	142	197,742	29,317	(9,118)	394,776	37,256	—	37,256	432,033

Year ended March 31, 2009 (Reference)	(In millions of yen)

	Shareholders’ equity									Valuation, translation adjustments and others			Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for reduction entry of land	General reserve	Unappro -priated retained earnings
Balance, March 31, 2008	84,070	73,057	19,539	44	—	202,442	28,607	(3,623)	404,136	55,810	1	55,812	459,948
Changes in this fiscal year
Transfer of reserve for special depreciation				2			(2)		—			—	—
Reversal of reserve for special depreciation				(12)			12		—			—	—
Transfer of general reserve						9,300	(9,300)		—			—	—
Dividends							(19,193)		(19,193)			—	(19,193)
Net income							3,849		3,849			—	3,849
Purchase of treasury stock								(5,337)	(5,337)			—	(5,337)
Disposal of treasury stock							(7)	30	22			—	22
Net change of items other than shareholders’ equity									—	(30,234)	7	(30,226)	(30,226)
Total changes in this fiscal year	—	—	—	(10)	—	9,300	(24,640)	(5,307)	(20,658)	(30,234)	7	(30,226)	(50,885)

Balance, March 31, 2009	84,070	73,057	19,539	33	—	211,742	3,967	(8,931)	383,478	25,576	9	25,585	409,063

Notes of Financial Statements (Non-consolidated)

Significant Accounting Policies

1. Valuation of Securities

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

Marketable securities classified as other securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in net assets, and cost of securities sold is determined by the moving-average method.

Non-marketable securities classified as other securities are stated at cost, which is determined by the moving-average method.

2. Valuation of Inventories

Inventories are stated at cost, which is determined by the moving-average method and bookvalue of inventories is culculated by the write-down method based on decreased profitability. Finished goods and work-in-process which are manufactured under specific production orders are stated at cost, which is determined by the specific cost method and bookvalue of finished goods and work-in-process is culculated by the write-down method based on decreased profitability.

3. Depreciation of Fixed Assets

Depreciation of tangible fixed assets execpt for lease assets is computed by using the declining-balance method.

Depreciation of intangible fixed assets is computed by using the straight-line method. With regard to internal-use software, depreciation is computed by using the straight-line method based on availability period in the Company (five years).

Depreciation of lease assets corresponding to transactions of non-transfer ownership finance lease is computed by using the straight-line method over the leased term under the assumption that the residual value is equal to the guaranteed residual value. In the afore-mentioned transactions of non-transfer ownership finance lease, the Company uses accounting method for ordinary rental transactions for lease transactions started on and before March 31, 2008.

4. Basis of Provision for Allowances

The allowance for doubtful receivables is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

Provision for warranty costs is provided based on an analysis of the historical data of costs to perform under product warranties, under which Kubota Corporation generally guarantees the performance of products delivered.

Provision for directors’ bonuses is provided for bonuses payment to directors based on an estimated amount incurred during the fiscal year ended March 31, 2009.

Accrued retirement and pension costs are provided for payments of retirement benefits based on the retirement benefit obligation and the fair value of the pension plan assets at year-end. Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gains or losses are amortized in the years following the year in which gains or losses are recognized by the declining-balance method over the average remaining years of the employees.

5. Recognition Criteria for Revenue and Costs

The Company applies the percentage-of-completion method to construction contracts commencing on and after April 1, 2009, when the outcome of them can be estimated reliably. Otherwise, the Company applies completed-contract method to them. In measuring the extent of progress toward completion, the Company uses the cost-to-cost method.

6. Consumption taxes are accounted for as deposits received or deposits paid.

Notes to Change in Accounting Policies

Accounting Standard for Construction Contracts

The Company had adopted the completed-contract method to recognize revenue of construct contracts. However, the Company applies “Accounting Standard for Construction Contracts” (Accounting Standards Board of Japan (“ASBJ”) Statement No.15 issued on December 27, 2007 ) and “Guidance on Accounting Standard for Construction Contracts” (ASBJ Guidance No. 18 issued on December 27, 2007 ) on April 1, 2009. Therefore, the Company has applied the percentage-of-completion method to construction contracts commencing on and after April 1, 2009, if the outcome of them can be estimated reliably. Otherwise, the completed-contract method has been applied.

The adoption of these standards did not have a material impact on the Company’s results of operations and financial position.

Notes to Balance Sheets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Receivables from subsidiaries and affiliated companies and payable to subsidiaries and affiliated companies

Short-term receivables from subsidiaries and affiliated companies	¥143,880 million
Long-term receivables from subsidiaries and affiliated companies	¥28,270 million
Short-term payables to subsidiaries and affiliated companies	¥36,999 million

3.	Accumulated depreciation of tangible fixed assets

(Including accumulated impairment losses)	¥333,471 million

4. Contingent Liabilities:

(1) Guarantees
Guarantees for borrowings of subsidiaries and affiliated companies from financial institution
Siam Kubota Leasing Co., Ltd.	¥19,582 million
Tata Metaliks Kubota Pipes Ltd.	¥797 million
Others (26 companies)	¥2,286 million

Total	¥22,666 million

(2) Notes discounted	¥1,842 million

Notes to Statements of Income

1. The amounts in the statements have been rounded down to the nearest million yen.
2. Transactions with subsidiaries and affiliated companies
Sales to subsidiaries and affiliated companies	¥266,714 million
Purchases from subsidiaries and affiliated companies	¥54,232 million
Transactions with subsidiaries and affiliated companies other than operating transactions	¥6,274 million

3. Gain from transfer pricing adjustment
Gain from transfer pricing adjustment is adjustment of transfer pricing taxation related to transactions between Kubota Corporation and its overseas subsidiaries.

Notes to Statement of Changes in Net Assets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Type and number of shares outstanding

Type of shares	Number of shares as of March 31, 2009 (thousands)	Number of shares increased (thousands)	Number of shares decreased (thousands)	Number of shares as of March 31, 2010 (thousands)
Common stock	1,285,919	—	—	1,285,919

3.	Type and number of treasury stock

Type of shares	Number of shares as of March 31, 2009 (thousands)	Number of shares increased (thousands)	Number of shares decreased (thousands)	Number of shares as of March 31, 2010 (thousands)
Common stock	13,476	233	5	13,703

4. Dividend

(1)	Details of dividend paid

Date of resolution	Type of shares	Total amount of dividend (million)	Dividend per share	Record date	Date of payment
Board of Directors’ Meeting on May 13, 2009	Common stock	¥8,907	¥7	March 31, 2009	June 22, 2009
Board of Directors’ Meeting on November 6, 2009	Common stock	¥8,906	¥7	September 30, 2009	December 2, 2009

(2) Dividend that the date of payment is in the next fiscal year among the dividend that the record date is in the fiscal year.

Date of resolution	Type of shares	Total amount of dividend (million)	Resource of dividend	Dividend per share	Record date	Date of payment
Board of Directors’ Meeting on May 11, 2010	Common Stock	¥6,361	Retained earnings	¥5	March 31, 2010	June 21, 2010

Notes to Deferred Income Tax

1. Significant components of deferred tax assets
Accrued enterprise tax	¥1,492 million
Accrued bonus	¥4,172 million
Provision for warranty costs	¥1,347 million
Accrued retirement and pension costs	¥6,789 million
Valuation losses on securities	¥11,988 million
Other	¥8,325 million

Subtotal	¥34,115 million
Allowance for deferred tax assets	¥(6,407) million

Total deferred tax assets	¥27,707 million

2. Significant components of deferred tax liabilities
Unrealized holding gain on securities	¥(25,465) million
Other	¥(879) million

Total deferred tax liabilities	¥(26,344) million

Net deferred tax assets	¥1,363 million

Notes to finance lease transactions

The Company uses accounting method for ordinary rental transactions for non-transfer ownership finance lease transactions started on and before March 31, 2008.

1. Acquisition costs	¥5,510 million
2. Accumulated depreciation	¥4,284 million
3. Future minimum lease payments	¥1,226 million
(Current portion of future minimum lease payments included above	¥962 million	)
4. Lease expenses (Depreciation expense)	¥2,207 million
Note.	Depreciation of lease assets corresponding to transactions of non-transfer ownership finance lease is computed by using the straight-line method over the leased term under the assumption that the residual value is equal to the guaranteed residual value. Acquisition costs and future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

Notes to related party transactions

Type	Subsidiary	Subsidiary	Subsidiary

Name	Kubota Tractor Corporation	The Siam Kubota Industry Co., Ltd.	Kubota Engine America Corporation

Location	California, U.S.A.	Pathumthani, Thailand	Illinois, U.S.A.

Common stock	US$37 million	333 million baht	US$10 million

Operations	Sales of tractors, small-sized construction machinery and related products in the U.S.A.	Manufacturing and sales of diesel engines and power tillers, and sales of tractors and other machinery in Southeast Asia, mainly in Thailand	Sales, engineering and after-sales service of engines, engine parts and engine accessories

Percentage of voting shares	90.0*	60.0	90.0*

Relationship	Sales of products of Kubota, Interlocking Directors	Manufacturing and sales of products of Kubota, Interlocking Directors	Sales of products of Kubota

Contents of transaction	Sales of tractors and other machinery (Note 1, 2)	Sales of engines and other products (Note 1)	Sales of engines (Note 1)

Amount of transaction (¥ million)	41,538	19,398	18,721

Accounts	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable

Balance, March 31, 2010 (¥ million)	14,197	10,745	7,887

*	Indirect holding

Type	Subsidiary			Subsidiary

Name	Kubota Credit Co., Ltd.			Siam Kubota Leasing Co., Ltd.

Location	Osaka, Japan			Pathumthani, Thailand

Common stock	¥350 million			1,375 million baht

Operations	Retail financing to purchasers of farm equipment, construction machinery and related products in Japan			Retail financing to purchasers of tractors, combine harvesters and others in Thailand

Percentage of voting shares	51.7 15.1*			100.0*

Relationship	Financial assistance, Interlocking Directors			Guarantee of indebtedness

Contents of transaction	Lending (Note 3, 4)		Interest receipt (Note 3)	Guarantee of indebtedness (Note 5)

Amount of transaction (¥ million)	48,566		506	19,582

Accounts	Short-term loans receivable	Long-term loans receivable	Other (current assets)	—

Balance, March 31, 2010 (¥ million)	21,600	24,000	66	—

*	Indirect holding

Regarding amount in the above table, amount of transaction does not include consumption tax and balance at March 31, 2010 includes consumption tax.

<Terms and conditions of business and decision policies of terms and conditions of business and others>

Notes:

1.	Regarding product sales, suggested price are proposed by Kubota Corporation and transaction price are decide after price negotiation in consideration of market price and total cost.

2.	Regarding amount of transaction and balance at March 31, 2010, amount of transactions by the intermediary Marubeni America Corporation is included.

3.	Regarding lending, Kubota decides interest reasonably in consideration of market interest rate.

4.	Regarding amount of transaction, the average balance during the fiscal year is listed because it is difficult to figure out due to repetitive transaction.

5.	Kubota Corporation provides guarantee for borrowings of Siam Kubota Leasing Co., Ltd. from financial institution.

Notes to Per Common Share Information

1. Net assets per common share	¥339.59
2. Net income per common share	¥23.02

Transcript copy of the independent auditors’ report concerning Consolidated Financial Statements

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 4, 2010

To the Board of Directors of Kubota Corporation

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Akio Tsuchida

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Shojiro Yoshimura

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant:

Teruhisa Tamai

Pursuant to the fourth paragraph of Article 444 of the Corporate Law, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2010 of Kubota Corporation and consolidated subsidiaries (“the Company”), and the related consolidated statements of income and changes in equity, and the related notes for the fiscal year from April 1, 2009 to March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2010, and the results of its operations for the year then ended in conformity with the recognition and measurement criteria of accounting principles generally accepted in the United States of America, as modified by the first paragraph of Article 3 of the Supplementary Provisions of the Ministerial Ordinance of the Corporate Accounting (Ordinance of the Ministry of Justice No. 46 of 2009) (Refer to Notes of Consolidated Financial Statements, Significant Accounting Policies 1. Basis of Preparation of Consolidated Financial Statements).

Additional Information

As discussed in Notes of Consolidated Financial Statements, Significant Accounting Policies 7.(2) New Accounting Standard, the Company has adopted ASC 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51”) from April 1, 2009. Therefore, the Company has prepared Consolidated Financial Statements in accordance with this accounting standard.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript copy of the independent auditors’ report concerning Financial Statements (Non-consolidated)

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 4, 2010

To the Board of Directors of Kubota Corporation

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant: Akio Tsuchida

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant: Shojiro Yoshimura

Designated Unlimited Liability Partner, Engagement Partner Certified Public Accountant: Teruhisa Tamai

Pursuant to the first item, second paragraph of Article 436 of the Corporate Law, we have audited the financial statements, namely, the balance sheet as of March 31, 2010 of Kubota Corporation (“the Company”) and the related statements of income and changes in net assets, and the related notes for the 120th fiscal year from April 1, 2009 to March 31, 2010, and the accompanying supplemental schedules. These financial statements and the accompanying supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the accompanying supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the accompanying supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the accompanying supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2010, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript Copy of the Audit Report of the Board of Corporate Auditors

(TRANSLATION)

AUDIT REPORT

In respect of the execution of duties of the Directors during the 120th fiscal year from April 1, 2009 to March 31, 2010, the Board of Corporate Auditors (hereinafter “we”), following the discussion among us, have prepared this audit report based on the audit report prepared by each Corporate Auditor, and hereby report as follows:

1. Methods and details of audits by Corporate Auditors and the Board of Corporate Auditors

We have formulated an audit policy, sharing of duties among auditors, and other audit-related items. We have received reports from each Corporate Auditor on the implementation and results of audits, and received reports from the Directors of Kubota Corporation, the Independent Auditor, and other parties on their execution of duties, and requested explanations from them when necessary.

In accordance with the Standards for Auditing by Corporate Auditors, the audit policy, sharing of duties among auditors, and other audit-related items that were determined by us, each Corporate Auditor: communicated well with Directors, the internal auditing department, other employees, and other bodies; gathered information and improved the audit environment; attended the Board of Directors meetings and other important meetings; received reports from Directors and other employees on their execution of duties; requested explanations from them when necessary; reviewed documents concerning matters such as important decisions; and conducted inspections of the business and financial condition at Kubota Corporation’s Head Office and other principle offices. Each Corporate Auditor also monitored and verified: the Board of Directors’ resolution on a system to ensure that the directors’ execution of their duties comply with laws and Kubota Corporation’s Articles of Incorporation, and also comply with the establishing and improving structure prescribed in the Corporate Law Enforcement Regulation Article 100 Clauses 1 and 3 to ensure that joint-stock company’s operations are carried out appropriately; and a system (internal control systems) established based on the said resolution. Each Corporate Auditor strove to communicate well and exchange information with the subsidiaries’ Directors and Corporate Auditors, and inspected some subsidiaries whenever necessary. Through these methods, each Corporate Auditor examined the business report for the 120th period and the supplementary schedules for the fiscal year under review.

In addition, we monitored and verified whether the Independent Auditor made appropriate audits while maintaining its independence. We received reports from the Independent Auditor on its operations, and requested explanations when necessary. The Independent Auditor notified us and we requested its explanations when necessary, concerning its establishment of a “System for Ensuring the Appropriate Execution of Duties” (the Corporate Calculation Regulations Article 131) in accordance with the “Quality Control Standards for Audits” (issued by the Business Accounting Council on October 28, 2005). Through these methods, we reviewed the financial statements (balance sheets, statements of income, statement of changes in net assets and notes of non-consolidated financial statements) and the supplementary schedules, as well as the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statement of shareholders’ equity and notes of consolidated financial statements), for the fiscal year under review.

2. Results of the Audit:

(1)	Results of the Audit for the Business Report

1)	We have found that the business report and the supplementary schedules present fairly the current position of Kubota Corporation in conformity with applicable laws and regulations and the Articles of Incorporation.

2)	In respect to the execution of duties of the Directors, we have found neither improper conduct nor any material breach of applicable laws and regulations and the Articles of Incorporation.

3)	We have found that the resolutions of the Board of Directors regarding the internal control system are proper and correct. We have found nothing that needs to be pointed out concerning the Directors’ performance of their duties regarding the internal control system.

(2)	Results of the Audit for the financial statements and the supplementary schedules

We have found that the auditing methods employed by Deloitte Touche Tohmatsu LLC, Independent Auditor, and the results thereof are appropriate and sufficient.

(3)	Results of the Audit for the consolidated financial statements

We have found that the auditing methods employed by Deloitte Touche Tohmatsu LLC, Independent Auditor, and the results thereof are appropriate and sufficient.

May 10, 2010

The Board of Corporate Auditors of Kubota Corporation
Corporate Auditor (full time)	Yoshiharu Nishiguchi
Corporate Auditor (full time)	Toshihiro Fukuda
Corporate Auditor (Outside Corporate Auditor, full time)	Masao Morishita
Corporate Auditor (Outside Corporate Auditor)	Yoshio Suekawa
Corporate Auditor (Outside Corporate Auditor)	Masanobu Wakabayashi

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 2, 2010	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Executive Officer
General Manager of Finance & Accounting Department